

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

April 22, 2009

Mr. Allan J. Kent
Chief Financial Officer
GeoGlobal Resources Inc.
Suite 310, 605 – 1st Street S.W.
Calgary, Alberta
Canada T2P 3S9

> **Re: GeoGlobal Resources Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed June 10, 2008**
> **Response Letter Dated March 20, 2009**
> **File No. 1-32158**

Dear Mr. Kent:

We have completed our review of your annual report on Form 10-K and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: <u>Via Facsimile</u>

William S. Clarke, Esq.
(609) 737-3223